                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                           _________________________

                                  SCHEDULE 13G

                        Under the Securities Act of 1934

                                   Aaon, Inc.

              ___________________________________________________
                               (Name of Issuer)


                    Common Stock, $.004 par value per share
              ___________________________________________________
                         (Title of Class of Securities)


                                   000360206
              ___________________________________________________
                                 (CUSIP Number)


                                August 12, 1998


            _________________________________________________________
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X]  Rule 13d-1(b)
        [ ]  Rule 13d-1(c)
        [ ]  Rule 13d-1(d)


The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON    STEVEN A. VAN DYKE

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  NOT APPLICABLE

------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (SEE INSTRUCTIONS)    (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

------------------------------------------------------------------------------
   NUMBER OF        5    SOLE VOTING POWER
    SHARES
                         0
                   -----------------------------------------------------------

  BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY
                         707,200
                   -----------------------------------------------------------
      EACH          7    SOLE DISPOSITIVE POWER
   REPORTING
                         0

                   -----------------------------------------------------------
    PERSON          8    SHARED DISPOSITIVE POWER
     WITH
                         707,200

------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     707,200

------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]                                                   (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.4%

------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN, HC

------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON    DOUGLAS P. TEITELBAUM

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  NOT APPLICABLE

------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (SEE INSTRUCTIONS)    (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

------------------------------------------------------------------------------
   NUMBER OF        5    SOLE VOTING POWER
    SHARES
                         0
                   -----------------------------------------------------------

  BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY
                         707,200
                   -----------------------------------------------------------
      EACH          7    SOLE DISPOSITIVE POWER
   REPORTING
                         0

                   -----------------------------------------------------------
    PERSON          8    SHARED DISPOSITIVE POWER
     WITH
                         707,200

------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     707,200

------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]                                                   (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.4%

------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN, HC

------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON    TOWER INVESTMENT GROUP, INC.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 59-2924229

------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (SEE INSTRUCTIONS)    (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    FLORIDA
------------------------------------------------------------------------------
   NUMBER OF        5    SOLE VOTING POWER
    SHARES
                         707,200
                   -----------------------------------------------------------

  BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY
                         0
                   -----------------------------------------------------------
      EACH          7    SOLE DISPOSITIVE POWER
   REPORTING
                         707,200

                   -----------------------------------------------------------
    PERSON          8    SHARED DISPOSITIVE POWER
     WITH
                         0

------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     707,200

------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]                                                   (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.4%

------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC

------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON    BAY HARBOUR MANAGEMENT, L.C.

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 59-3418243

------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (SEE INSTRUCTIONS)    (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    FLORIDA

------------------------------------------------------------------------------
   NUMBER OF        5    SOLE VOTING POWER
    SHARES
                         707,200
                   -----------------------------------------------------------

  BENEFICIALLY      6    SHARED VOTING POWER
    OWNED BY
                         0
                   -----------------------------------------------------------
      EACH          7    SOLE DISPOSITIVE POWER
   REPORTING
                         707,200

                   -----------------------------------------------------------
    PERSON          8    SHARED DISPOSITIVE POWER
     WITH
                         0

------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     707,200

------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     [ ]                                                   (SEE INSTRUCTIONS)

------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     11.4%

------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IA

------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------



Item 1(a)  Name of Issuer:

           Aaon, Inc. (the "Issuer")



Item 1(b)  Address of Issuer's Principal Executive Offices:

           2425 South Yukon
           Tulsa, Oklahoma 74107

Item 2(a)  Name of Person(s) Filing:



           Bay Harbour Management, L.C. ("Bay Harbour"), Tower Investment Group, Inc. ("Tower"), as the majority stockholder of Bay Harbour, Steven A. Van Dyke ("Mr. Van Dyke"), in his capacity as a stockholder and President of Tower, and Douglas P. Teitelbaum ("Mr. Teitelbaum"), in his capacity as a stockholder of Tower.



Item 2(b)  Address of Principal Business Office:



           The principal business address of Bay Harbour, Tower and Mr. Van Dyke is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602. Mr. Teitelbaum's principal business address is 885 Third Avenue, 34th Floor, New York, NY 10022.



Item 2(c)  Citizenship:


           Bay Harbour - Florida
           Tower - Florida
           Mr. Van Dyke - United States
           Mr. Teitelbaum - United States


Item 2(d)  Title of Class of Securities

           Common Stock, $.004 par value per share ("Aaon Common Stock")

Item 2(e)  CUSIP Number:

           000360206

Item 3     The person(s) filing is (are):


           Bay Harbour is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 7 OF 10 PAGES
-----------------------                                  ---------------------


          Tower is a parent holding company of Bay Harbour.

          Mr. Van Dyke is a "parent holding company" of Bay Harbour.

          Mr. Teitelbaum is a "parent holding company" of Bay Harbour.


Item 4(a) Amount Beneficially Owned:


          As of August 31, 1998, Bay Harbour may be deemed to be the beneficial owner of 707,200 shares of Aaon Common Stock as a result of voting and dispositive power that it held with respect to the 707,200 shares of Aaon Common Stock held for the account of five private investment funds and one managed account.


          As of August 31, 1998, Tower may be deemed to be the beneficial owner of the 707,200 shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Tower is the majority stockholder of Bay Harbour.



          As of August 31, 1998, Mr. Van Dyke may be deemed beneficial owner of 707,200 shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Van Dyke is a stockholder and President of Tower.



          As of August 31, 1998, Mr. Teitelbaum may be deemed the beneficial owner of 707,200 shares of Aaon Common Stock deemed to be beneficially owned by Bay Harbour as referred to above. Mr. Teitelbaum is a stockholder of Tower.



Item 4(b) Percent of Class:


          11.4%


Item 4(c): Number of shares as to which Bay Harbour has:


    (i)   sole power to vote or direct the vote:  707,200

   (ii)   shared power to vote or to direct the vote:  0
  (iii)   the sole power to dispose of or to direct the disposition of: 707,200
   (iv)   shared power to dispose of or to direct the disposition of:  0

          Bay Harbour does not currently possess any rights to acquire additional shares of Aaon Common Stock.

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 8 OF 10 PAGES
-----------------------                                  ---------------------
    Number of shares as to which Tower has:


    (i)  sole power to vote or direct the vote:  707,200
   (ii)  shared power to vote or to direct the vote:  0
  (iii)  the sole power to dispose of or to direct the disposition of: 707,200
   (iv)  shared power to dispose of or to direct the disposition of:  0


         Tower does not currently possess any rights to acquire additional shares of Aaon Common Stock.


         Number of shares as to which Mr. Van Dyke has:


    (i)  sole power to vote or direct the vote:  0
   (ii)  shared power to vote or to direct the vote:  707,200
  (iii)  the sole power to dispose of or to direct the disposition of:  0
   (iv)  shared power to dispose of or to direct the disposition of:  707,200

         Mr. Van Dyke does not currently possess any rights to acquire additional shares of Aaon Common Stock.



         Number of shares as to which Mr. Teitelbaum has:


    (i)  sole power to vote or direct the vote:  0
   (ii)  shared power to vote or to direct the vote:  707,200
  (iii)  the sole power to dispose of or to direct the disposition of:  0
   (iv)  shared power to dispose of or to direct the disposition of:  707,200


          Mr. Teitelbaum does not currently possess any rights to acquire additional shares of Aaon Common Stock.



Item 5.   Ownership of Five Percent or Less of a Class.


          Not applicable



Item 6.   Ownership of More than 5% on Behalf of Another Person.



          The limited partners of the partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Other than Trophy Hunter Investments, Ltd., no such fund,

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 9 OF 10 PAGES
-----------------------                                  ---------------------


          single limited partner of any of such funds nor any investor in a managed account has the right to receive, nor the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Aaon Common Stock reported in this Schedule 13G representing more than five percent of the outstanding Aaon Common Stock

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.


          See Item 3 hereof.


Item 8.   Identification and Classification of Members of the Group.


          Not applicable.



Item 9.   Notice of Dissolution of the Group.


          Not applicable.


Item 10.  Certification.



          By signing below each of the undersigned certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------------------                                  ---------------------
 CUSIP NO. 000360206               13G                    PAGE 10 OF 10 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE



     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.



                                    BAY HARBOUR MANAGEMENT, L.C.



Date:  September 8, 1998            By:    /s/  Steven A. Van Dyke
                                          ---------------------------
                                          Name:  Steven A. Van Dyke
                                          Title: President and Chief
                                                 Executive Officer


                                    TOWER INVESTMENT GROUP, INC.



Date:  September 8, 1998            By:  /s/  Steven A. Van Dyke
                                       ---------------------------
                                       Name:  Steven A. Van Dyke
                                       Title: President



Date:  September 8, 1998                  /s/  Steven A. Van Dyke
                                       -----------------------------
                                            Steven A. Van Dyke




Date:  September 8, 1998                 /s/  Douglas P. Teitelbaum
                                       ------------------------------
                                            Douglas P. Teitelbaum

                                 Exhibit Index


Exhibit I Joint Filing Agreement, dated September 8, 1998, by and among Bay Harbour Management, L.C., Tower Investment Group, Inc., Steven A. Van Dyke and Douglas P. Teitelbaum.